================================================================================
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

================================================================================

                                    FORM 11-K

[X]                  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                 FOR THE TRANSITION PERIOD FROM ______ TO ______

                        COMMISSION FILE NUMBER 001-15603

================================================================================

                   NATCO GROUP PROFIT SHARING AND SAVINGS PLAN

================================================================================

                                NATCO Group Inc.
                             Brookhollow Central III
                          2950 N. Loop West, Suite 700
                              Houston, Texas 77092

                              REQUIRED INFORMATION

The NATCO Group Profit Sharing and Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, also known as ERISA.

ITEM 4. In lieu of the requirements of Items 1, 2, and 3 of this Annual Report on Form 11-K, the following financial statements of the Plan, notes to such financial statements, and Report of Independent Registered Public Accounting Firm on such financial statements are being filed in this Report.

      (a)   Report of Independent Registered Public Accounting Firm

      (b) Statements of Net Assets Available for Plan Benefits - December 31, 2003 and 2002

      (c) Statement of Changes in Net Assets Available for Plan Benefits - Year ended December 31, 2003

      (d)   Notes to Financial Statements as of December 31, 2003 and 2002

      (e) Schedule H, Line 4a - Schedule of Delinquent Participant Contributions - Year Ended December 31, 2003

      (f) Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31,2003

The Independent Registered Public Accounting Firm's Consent to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-111298) pertaining to the Plan is being filed as Exhibit
23.1 to this Report.

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

                                      INDEX

                                                                                                            PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                        1

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Plan Benefits, as of December 31, 2003 and 2002                    2

     Statement of Changes in Net Assets Available for Plan Benefits, Year ended December 31, 2003              3

     Notes to Financial Statements as of December 31, 2003 and 2002                                            4

SUPPLEMENTAL SCHEDULES

     Schedule I -- Schedule H, Line 4a - Schedule of Delinquent Participant Contributions, Year
         Ended December 31, 2003                                                                               9

     Schedule II -- Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2003   10

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the
Employee Retirement Income Security Act of 1974.

SIGNATURE                                                                                                     11

INDEX TO EXHIBIT                                                                                              12

     Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm                                  13

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The NATCO Group Inc. Employee Benefits Administration Committee:

We have audited the accompanying statements of net assets available for plan benefits of the NATCO Group Profit Sharing and Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2003 and the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 28, 2004

                                   NATCO GROUP

                         PROFIT SHARING AND SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2003 and 2002

                                                    2003          2002
                                                 -----------   -----------
Assets:
   Investments, at fair value (note 3)           $40,779,424   $30,826,424
   Employer contributions receivable                 118,693       121,576
   Participant contributions receivable              117,759        99,791
   Loan repayments receivable                         26,187        25,585
                                                 -----------   -----------
        Net assets available for plan benefits   $41,042,063   $31,073,376
                                                 ===========   ===========

See accompanying notes to financial statements.

                                   NATCO GROUP

                         PROFIT SHARING AND SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year Ended December 31, 2003

Net assets available for plan benefits, beginning of year              $ 31,073,376
                                                                       ------------

Investment income:
   Dividends                                                                239,221
   Interest                                                                 294,725
   Net appreciation in fair value of NATCO Group Inc. common stock          189,656
   Net appreciation in fair value of registered investment companies      6,249,444
   Net appreciation in fair value of Personal Choice Account                 62,488
                                                                       ------------
                                                                          7,035,534
                                                                       ------------

Contributions:
   Employer                                                               1,787,694
   Participant                                                            3,276,410
   Rollovers                                                                164,466
                                                                       ------------
                                                                          5,228,570
                                                                       ------------

Benefits paid to participants                                            (2,277,705)
Administrative expenses                                                     (17,712)
                                                                       ------------
        Net increase                                                      9,968,687
                                                                       ------------

Net assets available for plan benefits, end of year                    $ 41,042,063
                                                                       ============

See accompanying notes to financial statements.

                                   NATCO GROUP

                         PROFIT SHARING AND SAVINGS PLAN

                         Notes to Financial Statements

                        As of December 31, 2003 and 2002

(1)   DESCRIPTION OF THE PLAN

      The following description of the NATCO Group Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      (a)   GENERAL

            The Plan is a defined contribution plan covering all eligible employees of the Plan's sponsor, National Tank Company (the Company), a wholly owned subsidiary of NATCO Group Inc., and adopting affiliates who have three months of continuous service and are age 18 or older. The Plan was amended and restated effective January 1, 2002 and was further amended on December 20, 2002. The Plan is administered by the NATCO Group Inc. Employee Benefits Administration Committee (the Committee) appointed by National
            Tank Company's Board of Directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). J.P. Morgan Chase is the trustee of the Plan, replacing UMB Bank, N.A. in December 2003. The assets of the Plan are held and invested by J.P. Morgan Chase, American Century Investments, Schwab Institutional Investments, and SEI Trust Company. Certain assets of the Plan totaling $1,099,143 were transferred from the former trustee, UMB Bank, N.A., to the new trustee, J.P. Morgan Chase in December 2003. J.P. Morgan/American Century Retirement Plan Services is the recordkeeper for the Plan.

      (b)   CONTRIBUTIONS

            Each year, participants may contribute from 1% to 50% of their pre-tax annual compensation, as defined by the Plan document, to the Plan. Participant contributions up to 3% of each participant's compensation are matched 100% by the Company or adopting affiliate, as applicable, with an additional 2% of each participant's compensation matched at 50%. The Company or adopting affiliate, as applicable may also contribute an additional matching contribution to the Plan equal to such amount determined at the discretion of the Board of Directors of NATCO Group Inc. and as a percentage of each participant's compensation. In no event shall the aggregate employer matching contributions for any Plan year exceed 6% of the participant's compensation. In addition, the Company or adopting affiliate, as applicable may make an employer discretionary contribution upon approval of the Board of Directors of the Company. The employer discretionary contribution is allocated to participants based on the ratio of their compensation to all eligible participants' compensation. The Board of Directors of the Company did not elect to make an employer additional matching contribution or discretionary contribution for the 2003 Plan year. Employer contributions may be made in either NATCO Group Inc. common stock, cash or a combination of both. During 2003, all employer contributions were made in cash.

            Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the Internal Revenue Code ($2,000 per participant in 2003).

            Employees are permitted to rollover funds held in other qualified plans into the Plan, as specified in the Plan document.

      (c)   INVESTMENT OPTIONS

            Each participant can elect to invest all or a portion of his or her contributions among any of the available 13 registered investment companies or the common/collective trust offered by American Century Investments or NATCO Group Inc. common stock. Participants may also invest up to 50% of their account through the Schwab Personal Choice Retirement Account (the Personal Choice Account) offered by Schwab Institutional Investments. The Personal Choice Account allows participants to invest in additional registered investment companies and individual stocks subject to certain minimum balance requirements and other restrictions, as defined in the Plan document.

      (d)   PARTICIPANT ACCOUNTS

            Each participant's account is credited with the participant's contributions and employer matching contributions and allocations of the employer discretionary contributions, if any, and Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is limited to that which can be provided from the participant's vested account.

      (e)   VESTING

            Each participant's pre-tax contributions, after-tax contributions from prior plans, rollovers, employer contributions made beginning January 1, 1999 and the earnings on such contributions are fully vested. Employer contributions made before January 1, 1999 and the earnings on such contributions become fully vested upon reaching the age of 65, disability, or death. Participants otherwise vest in employer contributions made before January 1, 1999 and the earnings on such contributions as follows:

                                              PERCENTAGE
                  YEARS OF VESTING SERVICE      VESTED
                  ------------------------    ----------
                  Less than 2                     --
                      2                           50
                      3                           75
                      4                          100

            Forfeited nonvested accounts are used by the Company or adopting affiliate to reduce future employer matching contributions.

      (f)   PARTICIPANT LOANS RECEIVABLE

            Participants may borrow from their participant accounts a minimum of $1,000 and a maximum of the lesser of $50,000 (reduced by the highest outstanding balance of loans from the Plan in the prior twelve months) or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at prime plus 1%. Principal and interest are paid ratably through biweekly payroll deductions over a period of one to five years, unless the loan qualifies as a principle residence loan, for which the term may be greater than five years, as specified under the Plan.

      (g)   IN-SERVICE WITHDRAWALS

            While employed, participants may make withdrawals from their after-tax and rollover accounts and certain prior plan accounts, as defined in the Plan document. Certain additional in-service withdrawals are permitted upon attainment of age 59-1/2 and proven financial hardship.

      (h)   PAYMENT OF BENEFITS

            Upon retirement, death, or disability, participants or beneficiaries are entitled to a distribution equal to the total value of their accounts. On termination of service, participants may elect to receive a lump-sum amount equal to the vested value of their account or, if vested benefits exceed $5,000, defer distribution until normal retirement age or death. Participants with holdings in NATCO Group Inc. common stock may request the distribution from the NATCO Group Inc. common stock fund in the form of common stock.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   BASIS OF PRESENTATION

            The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      (b)   INVESTMENT VALUATION AND INCOME RECOGNITION

            Investments in registered investment companies and common stocks are valued at fair value, based upon quoted market values. Participant loans receivable are valued at cost, which approximates fair value. The Plan's investment in the common/collective trust fund is stated at contract value.

            The American Century Stable Asset Fund (the Fund), which is a common/collective trust, is valued at $1 per unit. The Fund invests a substantial portion of its assets in synthetic guaranteed investment contracts, bank investment contracts and investment contracts (the Contracts). The contracts are recorded at contract value which approximates fair value. For the year ended December 31, 2003, the annual rate of return for the Fund was 4.23%.

            Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

            Net appreciation in fair value of NATCO Group Inc. common stock, registered investment companies, and the Personal Choice Account include realized gains (losses) from the sale of investments and unrealized appreciation (depreciation) resulting from changes in market value.

      (c)   RISKS AND UNCERTAINTIES

            The Plan, through its participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

      (d)   USE OF ESTIMATES

            The presentation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      (e)   PAYMENT OF BENEFITS

            Benefits are recorded when paid.

      (f)   ADMINISTRATIVE EXPENSES

            All cost and expenses of administering the Plan are paid by the Company except transaction expenses incurred by participants withdrawing loans or investing in the Personal Choice Account, which are charged to the accounts of participants initiating such transactions.

(3)   INVESTMENTS

      The following table represents the fair value of individual investments that exceed 5% of the Plan's net assets as of December 31, 2003 and 2002:

                                                  2003         2002
                                               ----------   ----------
               American Century Investments:
                    Balanced Fund              $2,640,774   $2,115,432
                    Equity Index Fund           2,707,513    1,916,662
                    Heritage Fund               4,947,947    3,894,294
                    Stable Asset Fund           4,728,927    4,272,904
                    Ultra Fund                  9,625,182    7,116,640
                    Vista Fund                  3,810,551    2,365,286

(4)   NATCO GROUP INC. COMMON STOCK AND VOTING RIGHTS

      The NATCO Group Inc. common stock fund consists of shares of NATCO Group Inc. common stock and interest bearing cash.

      Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the trustee as directed by the Committee.

      Participants also have voting rights with respect to their investments in NATCO Group Inc. common stock through the Personal Choice Account.

(5)   FEDERAL INCOME TAX

      The Plan received a favorable determination letter from the Internal Revenue Service dated January 22, 2003, which states that the Plan is designed to be qualified under Section 401(a) of the Internal Revenue Code (the IRC), and the related trust is, therefore, exempt from taxation under
      Section 501(a) of the IRC. The document submitted for determination has been subsequently amended. However, the plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

(6)   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the assets of the Plan may be used exclusively for the benefit of participants and their beneficiaries. Upon termination of the Plan, participants become 100% vested.

(7)   PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of NATCO Group Inc. common stock. As NATCO Group Inc. is the parent company of the Plan's sponsor, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are shares of registered investment company funds and a common/collective trust fund issued by American Century Investments. As American Century Investments is an affiliate of J.P. Morgan/American Century Retirement Plan Services, the Plan's recordkeeper, these transactions qualify as party-in-interest transactions. Also, the interest bearing cash held in the NATCO Group Inc. common stock fund is a money market fund issued by J.P. Morgan Chase or UMB Bank, N.A. As J.P. Morgan Chase and, prior to December 2003, UMB Bank, N.A. serve or served as trustee of the Plan, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the IRC.

(8)   NONEXEMPT TRANSACTIONS

      As reported in Schedule 1, participant contributions and loan repayments during one pay period were not remitted to the trust within the timeframe specified by The Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2003.

                                                                      SCHEDULE I

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

     Schedule H, Line 4a -- Schedule of Delinquent Participant Contributions

                          Year ended December 31, 2003

PARTICIPANT CONTRIBUTIONS    TOTAL THAT CONSTITUTE NONEXEMPT
TRANSFERRED LATE TO PLAN         PROHIBITED TRANSACTIONS
-------------------------    -------------------------------
$38,507                                  $38,507

See accompanying Report of Independent Registered Public Accounting Firm.

                                                                     SCHEDULE II

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

         Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

                                December 31, 2003

  IDENTITY OF ISSUE, BORROWER,                                                  CURRENT
  LESSOR OR OTHER SIMILAR PARTY           DESCRIPTION OF INVESTMENT              VALUE
--------------------------------   ----------------------------------------   ------------
*  American Century Investments    Balanced Fund                              $  2,640,774
*  American Century Investments    Diversified Bond Fund                         1,653,979
*  American Century Investments    Equity Growth Fund                            1,754,753
*  American Century Investments    Equity Index Fund                             2,707,513
*  American Century Investments    Heritage Fund                                 4,947,947
*  American Century Investments    International Growth Fund                     1,569,276
*  American Century Investments    Small Cap Value Fund                          1,099,787
*  American Century Investments    Stable Asset Fund                             4,728,927
*  American Century Investments    Strategic Allocation:  Aggressive Fund          637,354
*  American Century Investments    Strategic Allocation:  Moderate Fund            559,373
*  American Century Investments    Strategic Allocation:  Conservative Fund        216,099
*  American Century Investments    Ultra Fund                                    9,625,182
*  American Century Investments    Value Fund                                    1,441,365
*  American Century Investments    Vista Fund                                    3,810,551
*  NATCO Group Inc.                NATCO Group Inc. common stock                 1,105,271
   Schwab Institutional            Personal Choice Account Investments             672,679
*  J.P. Morgan                     Chase Manhattan Bank Investment Fund              3,773
*  Participant Loans               Interest rates between 5.00% and 10.5%        1,604,821
                                                                              ------------
                                                                              $ 40,779,424
                                                                              ============

* Indicates transactions with a party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the NATCO Group Profit Sharing and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            NATCO GROUP PROFIT SHARING AND SAVINGS PLAN

Date: June 28, 2004         By: /s/  RYAN S. LILES
                            --------------------------------------------

                                Ryan S. Liles
                                Member-The NATCO Group Inc. Employee Benefits
                                   Administration Committee

                                INDEX TO EXHIBIT

The following document is filed as part of this report.

EXHIBIT NUMBER                       DESCRIPTION
--------------   ---------------------------------------------------------------
23.1             Consent of Independent Registered Public Accounting Firm